Exhibit 99.1

November 2016 Origin Agritech Limited Preferred seed technology partner "for and from China"

2 Safe Harbor Certain statements contained in this presentation are "forward - looking statements.” All forward - looking statements included in this presentations are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin 's filings with the SEC including its annual report on Form 20 - F. We undertake no obligation to revise or update publicly any forward - looking statements for any reasons. Trademarks owned by Origin are italicized in this presentation. All other trademarks are the property of their respective owners.

3 Origin Agritech Ltd. At A Glance 20 Yrs Corn Seed Breeding Experience in China • Broad corn germplasm collection • Modern breeding program • Strong product portfolio • Deep market knowledge 12 Yrs Agricultural Biotechnology Investment in China • Leading genetically modified trait portfolio for China market • Modern technology capabilities • Strong industry relationships • Technology stewardship 100+ Yrs Combined Ag Experience • Align change with emerging opportunities • Royalty - based technology/product R&D and licensing model expertise Agricultural Solutions For Today’s Growing World Founded 1997 in Beijing Listed SEED (NASDAQ GS) 2005 IPO Locations Global HQ: Beijing N. America Ops : Des Moines, IA Market Cap: ~$50M Avg. Daily Trading Volume: ~90,000 shares traded daily

4 Vision To become a Global Agricultural Technology Provider delivering biotech, seeds and systems to the food and feed markets

5 Origin’s Business Opportunity in China • Government recognizes need for increased productivity to meet increased demand • 13th 5 - Year Plan supports advancement of biotechnology • Farm productivity enhancement/environmental sustainability • GM corn projected to begin by 2020: • Chinese government currently prohibits planting GM corn seed • Fiber -- > Feed -- > Food • Multinational seed companies (MNC) face challenges operating in China • Intellectual property rights • Product registration • GM technology restrictions • Cost structure for MNC in China Size of China Corn Market ~80 million corn acres (#2 in the world) • Corn seed market valued at ~$2.5B • Biotech trait market valued at $2 - 3B assuming similar adoption rate and • value capture model as in the US (90%+) Competitive Position “Must - have traits to compete” • Three traits in advance testing • Full corn product portfolio • Germplasm/Trait License business Bt corn Ck

6 “What we are lacking now is good quality and ‘green’ farm products,” Han said. “The ministry will also tackle agriculture pollution by reducing use of fertilizer and pesticides and asking large - scale livestock farms to treat animal waste within five years.” HAN Changfu Agriculture Minister 2017 - 03 - 07 2:15am CST Bloomberg News “The Government’s stance on GMO is consistent and clear – bold in research, careful in popularization and strict in management.” ZHANG Taolin Deputy Agriculture Minister 2017 - 03 - 07 14:00 chinadaily.com.cn “China will carry out a nationwide poll next month to test public acceptance on genetically - modified food. Tsinghua and two other colleges will carry out the survey. A social media campaign on basic knowledge of GMO technology will be done in tandem .” JIN Jianbin Professor, Tsinghua School of Journalism 2017 - 05 - 21 08:10pm Bloomberg News GMO Support by Government Officials/Academia

7 Why Invest in Origin? Unique Competitive Position: Preferred partner “ for and from China ” • Major Chinese Investment: Government to modernize agriculture (400B next 3 years) • Chinese Consolidation: Technology, M&A, farm size, trade • Chinese Convergence: Reduced subsidies, mechanization, urbanization, and trade policy shifts Market Expansion: Modern Chinese Agtech Company: Trust, Transparent, Technology • Market Coverage : Multiple LOCAL and MNC partners; targeting 20 - 25% market share • Leading GM Trait: Insect resistance and herbicide tolerance traits integrated into partner’s elite corn hybrids to increase productivity • Revenue Strategy: Subscription, Milestone and royalty - based license models for traits and products • Fund R&D, create revenue streams Revenue Growth: Alignment with Chinese government strategic direction and policies • High - margin Business Model: Short to mid - term foundation via collaborations and R&D • Technical : Strategic collaborations secured in past 6 - months create unmatched technology partner “ for and from China ”; Exploring additional partnerships • Flexible: Provide adaptable germplasm/trait access to new entrants and incumbents • Experience: New leadership established in 2016 to drive future growth and global market expansion

8 Collaborations “ For and From China ” • Business structure/flexible licensing model: B2B high margin, low transaction cost • MNCs, private, academic and government entities • Strategic investment opportunities • Global regulatory approval support required First - mover Advantage to License, Export Corn Seed Traits From China Collaboration Acquisition Strategy • June 2017: 9 commercial trait and germplasm collaborations with Multi - National and China partners (2016 - 2 collaborations) • March 2017: Extend European Seed Company agreement (China/USA) • Feb 2017: Arcadia Biosciences (USA) • Jan 2017: DuPont Pioneer (USA) • Dec. 2016: Chinese Academy of Agricultural Science (CAAS), Ministry of Agriculture (MOA) • April 2016: DuPont Pioneer (China) Origin is honored to be the first approved company to export a key corn biotech product developed in China to the United States Revenue Growth Plan

9 Collaboration: Progress Update First - mover Advantage to License, Export Corn Seed Traits From China Origin – Arcadia • First ever export of a critical corn biotechnology • Seed harvest: March / April 2017 • Summer 2017 growing season - Iowa • New level of agricultural exchange between the USA and China Origin – Multi National and Chinese Companies • Nine research and commercial licensing agreements between Origin and major global and local agricultural companies • Commercial biotechnology approvals and cultivation anticipated in the coming 2 - 3 years • Collaborations on track and meeting timelines Origin -- Chinese Academy of Agricultural Sciences • Pipeline enrichment: three new trait leads for multiple insect resistances Origin -- China Ministry of Agriculture • Five new product registrations “green channel” system. • Predictable, efficient and effective mechanism Origin -- Beijing ShiHui • Work in progress • Rich pipeline of biotechnologically enhanced products • Licensing agreement to provide pipeline of elite biotech products As of June 2017

10 Biotech Trait Pipeline Traits PHASE1 PHASE2 PHASE3 PHASE4 PHASE5 Corn Hybrid + GM Commercialization Laboratory Research Inter - mediate Test Env. Release Test Production Test Safety Certificate Variety Production Test Variety Safety Certificate Variety Approval FEED/ENVIRONMENT Phytase (PT) WEED MANAGEMENT Glyphosate Tolerance (GT) PEST/WEED 1 st Gen. Insect Res. (BT)/ Gly . Tol. (GT) PEST/WEED 2 nd Gen. Dual Mode Insect Res. (BT)/(GT) Capabilities PHASE1 PHASE2 PHASE3 PHASE4 PHASE5 Remarks Elite Transformation Phase 5 – Commercially transform elite lines at high efficiency Doubled Haploid Phase 5 – Industrial scale DH line production, screening and coding Molecular Marker Phase 5 – Molecular pre - screening of major traits; predictive breeding Genome Editing Phase 5 – Successful improvement of trait with significant commercial value Pre - 2017 2017 Progress

GH5112E - 117C Bt corn CK Insect control efficacy re - confirmed in winter 2016 in Hainan (corn stem borer infestation)

12 Corn Product Pipeline 2017 Progress 2015 Product Portfolio 2017 New Green P ass 1 Entries (NNE/Summer/SW) 18 Sales Volume 19M kg 2017 Advanced Green P ass Entries 4 # of Leading Products (80% sales) 8 2017 New Product Launches 2 5 % Sales New Products (< 5 years) ~20% Est. Market Share ~3% 2 new product approvals in all ecological zones

13 Key Business/Financial Changes Business Direction • Business realigned (Seed company Technology provider) • B2C business being sold for RMB 400 million (projected to close in 2H17) • Debt pay down • R&D investment • B2B business model for technology (implementation 2017 – 18) • Optimizing cost structure to align with technology license strategy Catalysts • M/A Approvals – China / Global • GM commercialization in China • Anti - corruption initiative targets counterfeit and illegal biotech • US/China relations in agriculture trade (Ambassador Branstad )

14 Business Traction: Unit Economic Projections Upon Commercialization China Market : • 1% Market Share in corn seed market: $2.5 Million (1) • 1% Market Share in corn trait market: $10 Million (2) • Annual expenses in China: $7 Million (1) Assumes 10% royalty for $2.5 B market value (2) Assumes value capture of trait by a technology provider * Out - licensing of seed will start in 2017/18 whereas traits in 2019/20 * New B2B out - licensing model 2018 2019 2020 2021 2022 Revenue Traits Seed

15 Experienced Senior Leadership Team Combined 100+ Years Experience Dr. Bill Niebur, President and Chief Executive Officer • 30+ years experience (5 years in China), primarily with DuPont Pioneer in corn genetics, R&D, global R&D oversight and international business operations Shashank Aurora, Chief Financial Officer • 20+ years experience (4 years in China) at DuPont Pioneer, managing many entities around the globe Dr. Jihong Liang, Chief Technology Officer • 25+ years experience in the agriculture industry; 16 years with Monsanto and most recently the head of Syngenta’s global rice seed R&D Dr. Gengchen Han, Founder, Chairman of the Board • 25+ years experience in R&D of hybrid corn seed business

16 Why Invest in Origin? Unique Competitive Position: Preferred partner “ for and from China ” • Major Chinese Investment: Government to modernize agriculture (400B next 3 years) • Chinese Consolidation: Technology, M&A, farm size, trade • Chinese Convergence: Reduced subsidies, mechanization, urbanization, and trade policy shifts Market Expansion: Modern Chinese Agtech Company: Trust, Transparent, Technology • Market Coverage : Multiple LOCAL and MNC partners; targeting 20 - 25% market share • Leading GM Trait: Insect resistance and herbicide tolerance traits integrated into partner’s elite corn hybrids to increase productivity • Revenue Strategy: Subscription, Milestone and royalty - based license models for traits and products • Fund R&D, create revenue streams Revenue Growth: Alignment with Chinese government strategic direction and policies • High - margin Business Model: Short to mid - term foundation via collaborations and R&D • Technical : Strategic collaborations secured in past 6 - months create unmatched technology partner “ for and from China ”; Exploring additional partnerships • Flexible: Provide adaptable germplasm/trait access to new entrants and incumbents • Experience: New leadership established in 2016 to drive future growth and global market expansion

November 2016 Origin Agritech Limited Preferred seed technology partner "for and from China"